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                               DELAYING AMENDMENT


         Reference is made to the registration statement on Form SB-2 for Transition Auto Finance IV, Inc. (the "registrant") as filed with the Securities and Exchange Commission (the "commission") on September 27, 2001 (Registration No. 333-70350) (the "registration statement").

         The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                                            Transition Auto Finance IV, Inc.


                                            By: /s/ Kenneth C. Lowe
                                               --------------------------------
                                                  Kenneth C. Lowe,
                                                  President and Chief Executive
                                                  Officer


                                            Date: October 9, 2001